Exhibit 99.1

Greenbrook and Neuronetics Announce Strengthened Commercial Partnership to Build Awareness

TORONTO, ONTARIO AND MALVERN, PA., April 11, 2022– Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health conditions, and Neuronetics, Inc. (NASDAQ: STIM), a commercial stage medical technology company with a strategic vision of transforming the lives of patients whenever and wherever they need it with the best neurohealth therapies in the world, today announced they have entered into a five year commercial agreement which provides for a stronger collaborative relationship between the parties. Under the agreement, Greenbrook will purchase all of its new TMS devices for on-label indications exclusively from Neuronetics and promote the use of NeuroStars in Greenbrook’s TMS centers, subject to certain exceptions related to the exercise of independent medical judgment. In exchange, Neuronetics will provide joint education and marketing support, increased collaboration between the organizations, negotiated pricing terms, and other benefits.

“I am delighted we continue to strengthen our long-term relationship with Greenbrook, the largest TMS provider in the market. We are proud that Greenbrook selected NeuroStar Advanced Therapy for Mental Health for its patients suffering from treatment-resistant major depressive disorder (MDD),” said Keith J. Sullivan, President and Chief Executive Officer of Neuronetics. “The state of mental health in America is so fragile right now that it is more important than ever that we collaborate to build awareness of the benefits of NeuroStar and improve patients’ access to this important therapy. Expanding our relationship with Greenbrook is an important step in this direction.”

“Greenbrook was an early adoptee of the NeuroStar platform that our skilled affiliated medical professionals have used to transform tens of thousands of lives, so we continue to be big believers in the efficiency and flexibility of the NeuroStar technology. The renewal of this agreement strengthens the framework for us to collaborate even more closely with Neuronetics to build category awareness, educate MDD patients and their loved ones, raise the standard of neurohealth care and transform lives,” commented Bill Leonard, President and Chief Executive Officer of Greenbrook.

About Greenbrook TMS Inc.

Operating through 149 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 790,000 TMS treatments to over 22,000 patients struggling with depression.

About Neuronetics

Neuronetics, Inc. believes that mental health is as important as physical health. As a global leader in neuroscience and the largest TMS company in the industry, Neuronetics is redefining patient and physician expectations by designing and developing products that improve the quality of life for people suffering from neurohealth conditions. An FDA-cleared, non-drug, noninvasive treatment for people with depression, Neuronetics’ NeuroStar® Advanced Therapy system is today’s leading transcranial magnetic stimulation (TMS) treatment for major depressive disorder in adults with over four million treatments delivered. NeuroStar is widely researched and backed by the largest clinical data set of any TMS system for depression, including the world’s largest depression Outcomes Registry. Neuronetics is committed to transforming lives by offering an exceptional treatment option that produces extraordinary results. For safety information and indications for use, visit NeuroStar.com.

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release may constitute forward-looking information within the meaning of applicable securities laws in the United States and, in the case of Greenbrook, Canada, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, the factors described in greater detail in the respective company’s “Risk Factors” section of the Annual Report on Form 10-K as well as in the “Risks and Uncertainties” section of Management’s Discussion and Analysis set forth included in the Annual Report) and in the respective company’s other materials filed with the United States Securities and Exchange Commission from time to time, available at www.sec.gov. In addition, for Greenbrook, such factors also may be described in other materials filed by Greenbrook with Canadian securities regulatory authorities, available at www.sedar.com and the These factors are not intended to represent a complete list of the factors that could affect the accuracy of forward-looking information; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and both companies expressly disclaim any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Greenbrook TMS Investor Contact:

Glen Akselrod

investorrelations@greenbrooktms.com

1-855-797-4867

Neuronetics Investor Contact:

Mike Vallie or Mark Klausner

ICR Westwicke

443-213-0499

ir@neuronetics.com

Neuronetics Media Contact:

EvolveMKD

646-517-4220

NeuroStar@evolvemkd.com